Exhibit 99(c)

NUGEN ENERGY, LLC

FINANCIAL STATEMENTS

Year Ended July 31, 2010

CHRISTIANSON & ASSOCIATES, PLLP
Certified Public Accountants and Consultants
Willmar, Minnesota

TABLE OF CONTENTS

PAGE NO.

INDEPENDENT AUDITOR’S REPORT	1

FINANCIAL STATEMENTS

Balance Sheet	2

Statement of Operations	3

Statement of Members’ Equity	4

Statement of Cash Flows	5

Notes to Financial Statements	6

INDEPENDENT AUDITOR’S REPORT

To the Board of Managers
NuGen Energy, LLC
Marion, South Dakota

We have audited the accompanying balance sheet of NuGen Energy, LLC (a South Dakota limited liability company) as of July 31, 2010 and the related statements of operations, members’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NuGen Energy, LLC as of July 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

CHRISTIANSON & ASSOCIATES, PLLP
Certified Public Accountants and Consultants

September 22, 2010

NUGEN ENERGY, LLC
BALANCE SHEET
July 31, 2010

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$8,146,677
Accounts receivables
Trade	5,529,020
Related party	88,296
Inventories	7,019,491
Prepaid expenses	452,472
Restricted cash	790,668
Margin deposits	736,663

TOTAL CURRENT ASSETS	22,763,287

PROPERTY AND EQUIPMENT
Land and improvements	4,836,023
Building	366,595
Equipment	85,160,789

90,363,407
Accumulated depreciation	(4,500,823)

85,862,584

OTHER ASSETS
Deposits	2,422,763
Financing costs, net of amortization	663,502

3,086,265

TOTAL ASSETS	$111,712,136

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$2,394,258
Accrued liabilities	816,064
Accrued loss on firm purchase commitments	382,269

TOTAL CURRENT LIABILITIES	3,592,591

LONG-TERM DEBT	93,240,753

MEMBERS’ EQUITY	14,878,792

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$111,712,136

NUGEN ENERGY, LLC
STATEMENT OF OPERATIONS
Year Ended July 31, 2010

SALES	$234,137,190

COST OF GOODS SOLD
Direct and indirect costs	215,129,020
Loss on firm purchase commitments	382,269

215,511,289

GROSS PROFIT	18,625,901

GENERAL AND ADMINISTRATIVE	5,263,765

INCOME FROM OPERATIONS	13,362,136

OTHER INCOME (EXPENSE)
Interest and other income	14,770
Interest expense	(3,295,007)

(3,280,237)

NET INCOME	$10,081,899

NUGEN ENERGY, LLC
STATEMENT OF MEMBERS’ EQUITY
Year Ended July 31, 2010

Balance - February 13, 2009 (Date of Inception)	$—

Capital contributions	2,000,000

Net loss	(1,324,492)

Balance - July 31, 2009	675,508

Distributions	(5,140,644)

Class B units issued under intrastate offering	2,262,029

Capital contributions	7,000,000

Net income	10,081,899

Balance - July 31, 2010	$14,878,792

NUGEN ENERGY, LLC
STATEMENT OF CASH FLOWS
Year Ended July 31, 2010

OPERATING ACTIVITIES
Net income	$10,081,899
Charges to net income not affecting cash
Depreciation	4,500,823
Amortization	145,561
Loss on derivatives	71,337
Units issued in exchange for inventory	2,262,029
Loss on firm purchase commitments	382,269
(Increase) decrease in:
Trade receivables	(1,368,028)
Inventories	(1,205,386)
Prepaid expenses	402,620
Margin deposits	(808,000)
Increase in:
Accounts payable	20,567
Accrued liabilities	1,333,140

NET CASH PROVIDED BY OPERATING ACTIVITIES	15,818,831

INVESTING ACTIVITIES
Purchase of property and equipment	(582,297)
Restricted cash	(790,668)
Deposits	(1,230,263)

NET CASH USED IN INVESTING ACTIVITIES	(2,603,228)

FINANCING ACTIVITIES
Distributions	(5,140,644)
Contributed capital	7,000,000
Principal payments on term loan	(5,937,252)
Net principal payments on revolving line of credit	(2,696,542)
Payments for financing costs	(123,603)

NET CASH USED IN FINANCING ACTIVITIES	(6,898,041)

NET INCREASE IN CASH AND CASH EQUIVALENTS	6,317,562

CASH AND CASH EQUIVALENTS - beginning of the year	1,829,115

CASH AND CASH EQUIVALENTS - end of the year	$8,146,677

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$3,295,007

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Additional liability assumed from asset acquisition	$181,270

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2010

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS – NuGen Energy, LLC (the company), a South Dakota limited liability company, was formed on February 13, 2009 to acquire and operate an ethanol plant located in Marion, South Dakota with a current certified annual production nameplate capacity of 122 million gallons of undenatured ethanol. The company produces ethanol and distiller grains for commercial sales throughout the United States.

On July 30, 2009, the company acquired substantially all the assets and assumed substantially all the liabilities of Marion Energy Investments, LLC for an aggregate purchase price of $102,045,432, which the company funded through a term loan of $87,874,547, a $14,000,000 advance on the company’s long term revolving line of credit (see Note D) and cash of $170,885.

The company recorded this acquisition using the purchase method of accounting in accordance with Accounting Standards Codification (ASC) 805 - Business Combinations. The purchase price equaled the estimated fair value of the identifiable net assets acquired less acquisition-related costs of the transaction.

FISCAL REPORTING PERIOD - The company has adopted a fiscal year ending of July 31 for financial reporting.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION - The company generally sells ethanol and related products pursuant to marketing agreements. Revenues are recognized when the customer has taken title and has assumed the risks of ownership, prices are fixed or determinable and collection is reasonably assured. The company’s products are generally shipped FOB shipping point.

In accordance with the company’s ethanol marketing agreement, a fixed price per gallon is deducted for marketing, storage, and transportation costs and is recorded in cost of goods sold.

CONCENTRATIONS OF CREDIT RISK - The company extends credit to its customers in the ordinary course of business. The company performs periodic credit evaluations of its customers and generally does not require collateral. Substantially all sales of the company are to one customer. The company’s operations may vary with the volatility of the commodity and ethanol markets.

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2010

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

CASH AND CASH EQUIVALENTS - The company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The company’s cash balances are maintained in bank depositories and periodically exceed federally insured limits.

TRADE RECEIVABLES - The company has engaged the services of a national marketer to sell substantially all of its ethanol and distiller grain production. The marketer handles nearly all sales functions including billing, logistics, and sales pricing. Once product is shipped, the marketer assumes the risk of payment from the consumer and handles all delinquent payment issues.

Trade receivables are recorded at their estimated net realizable value. Accounts are considered past due if payment is not made on a timely basis in accordance with the company’s credit terms. Accounts considered uncollectible are written off in the period they are determined to be uncollectible. As of July 31, 2010, the company believes that all amounts would be collectible and an allowance for bad debts is not considered necessary.

INVENTORIES - Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. Inventories consist of raw materials, work in process, finished goods and spare parts.

RESTRICTED CASH - The company is required by its lending institution to deposit funds in an escrow account for property and equipment repair as well as funds for future property tax liabilities.

DERIVATIVE INSTRUMENTS - The company enters into futures contracts to reduce the risk caused by market fluctuation of corn prices. The fair value of these contracts is based on quoted prices in active exchange-traded markets. The fair value of the derivatives is subject to change due to the changing market conditions. Although the company believes its derivative positions are economic hedges, none have been designated as a hedge for accounting purposes and derivative positions are recorded on the balance sheet at their fair market value, with changes in fair value recognized in current period earnings. The company has categorized the cash flows related to the hedging activities in the same category as the item being hedged.

The company’s forward contracts are deemed “normal purchases and normal sales” under Accounting Standards Codification 815 – Derivatives and Hedging (FAS 133), and, therefore, are not marked to market in the company’s financial statements.

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2010

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

At July 31, 2010, the company had commitments to purchase a total of 10,454,442 bushels of corn and a total of 274,500 MMBtu’s of natural gas under fixed and variable priced forward contracts. The company also had commitments to sell a total of 15,150,200 gallons of ethanol and a total of 38,121 tons of distillers grains under fixed and variable priced forward contracts.

The following tables provide details regarding the company’s derivative financial instruments at July 31, 2010, none of which are designated as hedging instruments:

	Statement of Operations location	Gain (loss) recognized for the period ended July 31, 2010

Commodity contracts	Cost of goods sold	$(71,337)

PROPERTY AND EQUIPMENT - Property and equipment are stated at the lower of cost or fair value. Significant additions and betterments are capitalized and depreciated over their useful lives with expenditures for maintenance and repairs being charged to operations as incurred.

Depreciation is computed using the straight-line method over the following estimated useful lives:

Land improvements	20-40 years
Building structure	20-40 years
Grain equipment	5–20 years
Process equipment	5–20 years
Other equipment	5–15 years

Depreciation expense for the year ended July 31, 2010 is $4,500,823.

The company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable within the ordinary course of business. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. No loss has been recorded during the year ended July 31, 2010.

DEPOSITS - The company is required to deposit funds with its various venders and suppliers including the company’s corn procurement agent, a related party through common ownership, for grain purchased on the company’s behalf, the company’s natural gas provider based on expected usage, the company’s electricity provider and an equipment supply company who provides lab equipment. The company also has bonds required by various bureaus for the production of ethanol that are classified as deposits. Deposits have no set recovery date and are recorded at the scheduled recoverable value.

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2010

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

FINANCING COSTS - Financing costs include expenditures directly related to securing debt financing. These costs are amortized over the 15 year life of the related loans using the effective-interest method. Amortization related to financing costs is $145,561 for the year ended July 31, 2010.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The estimated fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The carrying amount of cash and cash equivalents, trade receivables, accounts payable and accrued expenses approximates fair value because of the short maturity of these financial instruments. Management believes the fair value of its long-term debt would be difficult to estimate due to the nature of the obligations and the inability to access a similar obligation to base an estimate of fair value.

INCOME TAXES - The company is treated as a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, their income or losses are included in the income tax returns of the members and partners. Accordingly, no provision or liability for federal or state income taxes has been included in these financial statements.

The company has adopted guidance relating to the recognition of income tax benefits. Primarily due to the company’s tax status as a partnership, the adoption of this guidance had no material impact on the company’s financial condition or results of operations. As of July 31, 2010, the company does not have any tax years subject to examination by major tax jurisdictions.

NOTE B: MEMBERS’ EQUITY

The company was formed on February 13, 2009 to have a perpetual life. The company’s ownership is divided into three or more classes, with the initial unit classes being Class A, Class B and Class C. The profits, losses and distributions of the company will be allocated to each class of units based on class percentage ownership, then among the unit holders of a class in proportion to the total units held. Members holding Class A units are entitled to one vote for each unit held on matters requiring a membership vote including election of the Managers to the Board of Managers. Class B and C units have no voting rights.

The rights and privileges associated with the Class C units cannot be amended without the consent of the majority of the Class C units and warrants to issue Class C units (see Note D) outstanding. Transfer of the units is restricted pursuant to the operating agreement and to the applicable tax and securities laws and requires approval of the board of managers.

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2010

NOTE B: MEMBER’S EQUITY (continued)

The company was initially capitalized by a member who received 100,000 Class A units upon formation of the company. Subsequently, the company’s member contributed a total of $2,194,945 as capital contributions.

The company also prepared a prospectus for an intrastate offering. The offering was for an aggregate maximum of 4,344,274 Class B Units. The units were only offered and sold to residents of the State of South Dakota who were corn producers that had corn delivery contracts with the previous owner of the plant. The value of the units are equal to a portion of the difference between the price of corn under corn delivery contracts that were cancelled in connection with the bankruptcy proceedings of a previous owner and the futures price of corn for the related delivery month. Corn producers with cancelled contracts, related to the bankruptcy proceedings of a previous owner had the opportunity to receive 50 percent of the price differential in the form of non-voting Class B Units and 50 percent of the price differential in quarterly cash payments based on an excess cash flow formula set forth in the company’s loan agreements in exchange for executing a master corn delivery and subscription agreement with the company in which the producer agreed to deliver the same number of bushels of corn as the cancelled contracts.

The total price differential for all cancelled contracts, rounded to the nearest dollar was $8,688,548, of which up to $4,344,274 may be paid out of excess cash flow and up to $4,344,274 may be paid in Class B Units (4,344,274 Class B Units, valued at $1 per unit). Each Class B Unit represents the right to receive 0.00000092 percent of the company’s assets, profits, losses and distributions. The company’s managers, officers, affiliates and future business partners that had corn contracts may also purchase Class B Units in this offering. No cash proceeds were received from the sale of Class B Units in this offering. The company terminated this offering on November 17, 2009.

In total, 175 of the 214 producers who had cancelled contracts accepted all or partial terms of the prospectus and executed new corn delivery contracts, which would provide for total cash payments in the amount of $2,810,401 and Class B Units in the amount of $2,727,604. As of July 31, 2010, a total of $1,730,948 of excess cash flows has been paid and $2,262,029 in Class B Units have been issued in connection with these corn contracts.

The company has received $6,805,055 as a cash equity contribution from an unrelated third party for the issuance of 100 Class A Units. The units were issued on June 30, 2010 and are to be held by the subscriber for its own interests and not for sale or freely transferable in connection with any distribution of such interest.

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2010

NOTE B: MEMBER’S EQUITY (continued)

On June 30, 2010, the majority owner of the company entered into an agreement to sell 48,949 Class A Units to an unrelated third party. The agreement includes an initial transfer constituting 48.9% of the outstanding Class A units, and an option to purchase additional Class A units from the majority owner up to an amount which would give the unrelated third party a total of 51% of the total outstanding voting and economic interests of the company. As of July 31, 2010, the option has not been exercised and the majority owner has not transferred any additional Class A Units.

As of July 31, 2010, the company has outstanding 100,100 Class A units, 2,262,029 Class B units and no Class C units.

NOTE C: INVENTORIES

Inventories consist of the following as of July 31, 2010:

Ethanol	$1,397,941
Distiller grains	584,517
Corn	2,392,601
Chemicals	552,670
Spare parts	998,164
Work in process	1,093,598

$7,019,491

NOTE D: LONG-TERM DEBT

Long-term debt consists of the following as of July 31, 2010:

Term loan	$81,937,295
Revolving line of credit	11,303,458

93,240,753
Current maturities	—

$93,240,753

On July 23, 2009, the company entered into loan agreements with Dougherty Funding LLC that became effective on July 30, 2009, which include a term loan of $87,874,547 and a $20,000,000 revolving line of credit. These loans are secured by substantially all assets of the company. They contain restrictive covenants and require principal prepayments based on excess cash flows. The term loan agreement requires monthly payments be made into reserve accounts with the proceeds to be used for replacement of machinery and equipment and payment of real estate taxes. The company paid loan fees of $539,375 at the closing and is required to pay an additional $269,658 over a twenty-four month period. As of July 31, 2010, the company has paid $146,047 of the additional amount required.

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2010

NOTE D: LONG-TERM DEBT (continued)

The revolving line of credit agreement granted the participating financial institutions in the revolving line of credit a warrant to collectively purchase up to 49 Class C units of the company for $1.00 per unit. The purchase rights were scheduled to be exercisable beginning on July 30, 2010 and to expire August 1, 2015. The number of units eligible for purchase under the warrant would decrease to 28 units if the company received cash equity contributions totaling $3,000,000 inclusive of up to $1,000,000 that the sole member may contribute. For each $142,857 incremental cash equity contribution thereafter the units eligible for purchase under the warrant would be reduced by 1 unit until the cash equity contributions reach $7,000,000, at which time the warrant would terminate and no units would be entitled to be acquired by the holders of the warrant.

As of July 30, 2010, the company had received $7,000,000 from signed contribution agreements (see Note B). The proceeds were used in accordance to the terms of the revolving line of credit in order to terminate the warrants. Of the total $7,000,000 cash equity contribution received, the initial sole member contributed $194,945 and an unrelated third party contributed $6,805,055.

The term loan contains a variable interest rate at LIBOR plus 3% (3.5103% at July 31, 2010) and requires interest-only monthly payments for twenty-four months. Thereafter, payments will be based on monthly amortized payments of principal and interest sufficient to amortize the remaining unpaid principal balance over a period of fifteen years with the entire unpaid principal and interest due on August 1, 2015.

Availability on the revolving line of credit of up to $16,000,000 is limited to the amount calculated in the borrowing base report and expires August 1, 2015. The loan agreement provides a variable interest rate at LIBOR plus 3% (3.5103% at July 31, 2010). There is an unused line fee on the daily unused portion of the commitment at a rate of 0.25% per quarter.

Long-term debt maturities are as follows:

Years ending July 31,
2011	—
2012	5,056,017
2013	5,237,616
2014	5,425,738
2015	5,620,617
Thereafter	71,900,765

$93,240,753

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2010

NOTE E: RELATED PARTY TRANSACTIONS

Grain agency agreement

In June 2009, the company entered into a grain agency agreement with FREMAR, LLC, a party related through common ownership, to act as the company’s agent to procure all corn required for ethanol production through the agency agreement. All purchases must be approved by the company prior to a contract being entered into. Payment for purchases will be drawn from a company account with checks prepared by FREMAR, LLC with the company’s signature required.

The agreement’s initial term is for four years and will be automatically renewed for two successive four-year terms unless either party gives written notice within six months of the current term expiration to the other party of its election not to renew. The agreement may also be terminated by either party upon sixty days’ written notice.

The agreement requires the company to pay FREMAR, LLC a fee per bushel of corn purchases for the initial four year term; the fee may be adjusted at the renewal of the agreement. The company is required to maintain a security deposit of $500,000 with FREMAR, LLC for corn purchases; which is included in deposits on the accompanying balance sheet. For the year ended July 31, 2010, the company has purchased $134,606,206 of corn and incurred $673,392 in marketing fees related to this agreement.

Management agreement

In June 2009, the company entered into a management agreement with Central Farmers Cooperative, a member of the company, to receive consulting and management services with respect to the operation of the ethanol production facility. The company pays monthly installments for the services provided for the full term of the agreement. The company is required to reimburse Central Farmers Cooperative for reasonable expenses incurred with prior written notification required for expenditures amounting to more than $10,000.

The term of the agreement is for five years. The company may extend the agreement for additional periods of five years each. Any party may terminate the agreement for any reason by giving the other party at least ninety days’ prior written notice prior to the expiration of the then current term. The company has incurred $1,248,000 in management fees for the year ended July 31, 2010.

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2010

NOTE E: RELATED PARTY TRANSACTIONS (continued)

Utility Management Agreement

The company assumed a utility management agreement with an entity owned by a member of the company’s board of managers in the purchase of the net assets of the plant which was initially entered into in October 2006. In August 2009, the company extended this agreement for an additional 42 month term commencing in March 2011. The agreement can be terminated by either party upon 60 days written notice prior contract end date and requires the company to pay the greater of a per month fee or a per MMBtu fee of actual usage with a percentage increase in the base fee on an annual basis. The company has incurred $250,632 in utility management fees for the year ended July 31, 2010.

Advisory Service Agreement

The company entered into agreements with an entity owned by a member of the company’s board of managers to advise the company on management and operations. The agreement is on a month-to-month term and the company may terminate at its sole discretion. The company has incurred $310,028 in advisory services for the year ended July 31, 2010.

The company frequently purchases corn from members of its board of managers. The purchases are at market-driven prices and settled at the manager’s discretion. As of July 31, 2010, the company has purchased approximately $664,000 from it managers. The company could purchase corn from other suppliers without any significant effects on operations.

The company has incurred costs related to the equity contribution agreement discussed in Note B, which are to be reimbursed to the company from the related parties involved in the agreement. These costs are recorded as the related party accounts receivable on the accompanying balance sheet.

NOTE F: LEASES

The company leases rail cars under long-term operating lease agreements expiring at various dates through September 2012. The company also leases rail cars on month to month terms. The company is required to pay executory costs such as maintenance and insurance.

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2010

NOTE F: LEASES (continued)

Minimum lease payments in future years are as follows:

Year Ending July 31,
2011	$777,600
2012	777,600
2013	56,200

Total minimum future lease payments	$1,611,400

Total lease expense, including maintenance and insurance costs of $1,877,166 was incurred during the year ended July 31, 2010.

NOTE G: COMMITMENTS AND CONTINGENCIES

Substantially all of the company’s facilities are subject to federal, state, and local regulations relating to the discharge of materials into the environment. Compliance with these provisions has not had, nor does management expect to have, any material effect upon operations other than the items noted below. Management believes that the current practices and procedures for the control and disposition of such wastes will comply with the applicable federal and state requirements.

However, the company received notification from the South Dakota Department of Environment and Natural Resources (SDENR) of noncompliance with the plant’s surface water and storm water discharge permits which can subject the company to penalties of up to $10,000 per day during the period of noncompliance. The company is in communications with the SDENR regarding the noncompliance and although it is the company’s understanding that the SDENR does not believe the plant’s noncompliance will cause any damage to the environment, the SDENR is still entitled to impose a penalty on the plant for every day of noncompliance with the permits.

Corrective actions have been taken to resolve the noncompliance and the company had an on-site meeting with the SDENR to retest for compliance in June 2010. Verbal rectification of the noncompliance was received during the meeting; however the company is currently waiting for written notification and has determined the probability of a material penalty to be remote and no liability has been recorded.

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2010

NOTE G: COMMITMENTS AND CONTINGENCIES (continued)

Marketing agreements

The company has an ethanol sales and marketing agreement with an unrelated party which covers the entire ethanol marketing for the facility. The initial term of the agreement expires in July 2011 and shall be automatically extended for additional one-year terms thereafter, unless either party provides notice of non-renewal 120 days prior to the end of the then-current term. The agreement requires the company to pay the marketer an agreed upon percentage of the net sales price as defined in the agreements with a minimum cost per gallon. The ethanol could be marketed by other marketers without any significant effect on operations.

The company also has a distillers grain sales and marketing agreement with this same marketer which cover the entire distillers grains marketing for the facility. The initial term of the agreement expires in July 2012 and shall be automatically extended for additional one-year terms thereafter, unless either party provides notice of non-renewal 120 days prior to the end of the then-current term. The agreement requires the company to pay the marketer an agreed upon percentage of the net sales price as defined in the agreement with a minimum cost per ton. The distillers grains can be marketed by other marketers without any significant effects on operations.

In April 2010, the company entered into a license agreement for the use of a process fouling control and bio-refining improvements invention system. The agreement also included the costs of chemicals and services necessary to control the process. The initial term of the agreement expires in March 2013 unless the licenser provides a 90-day advance written cancellation, or the company provides a 12 month advance written notice of cancellation. The agreement requires the company to pay the license for estimated chemical usage in monthly installments of $29,269. These installments will be reviewed on 6 month intervals beginning in year two of the agreement.

Letters of Credit

Unsecured letters of credit in the amounts of $1,449,316 and $409,131, which expire November 1, 2010 and January 1, 2011, respectively, have been issued on the company’s behalf as security for obligations to a vendor. There is no amount drawn against these letters of credit as of July 31, 2010.

NOTE H: SUBSEQUENT EVENTS

In preparing these financial statements, the company has evaluated events and transactions for potential recognition or disclosure through September 22, 2010, the date the financial statements were available to be issued.